









Yannis Moati

Co-founder, CEO at HotelsByDay.com | Shark Tank Contestant

Greater New York City Area

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Hotels By Day

Northeastern University

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500+ connections

HotelsByDay.com unlocks idle day room inventory, bringing guests the flexibility of short stays. Day rooms being the inventory of unsold rooms from the night before pooled with early checkouts. - Optimize free real-estate - Boost RevPAR - Provide flexibility to guests - Maximize sleeping and mee...

VIdeo from Techtalk.Travel TTT Yannis Moati

Book Day Hotels - Early Check-in & Late Checkout -

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Experience

Co-founder, CEO

Hotels By Day

Aug 2014 – Present • 3 yrs 11 mos

Leading domestic platform in day-stay hotel rooms.

Media (1)

Steps to Book a Day Stay on HotelsByDay

FlexBook.co

Founder / CEO

FlexBook.co

Oct 2016 – Present • 1 yr 9 mos

Greater New York City Area

Developed tech solutions to enhance Hospitality, by offering protocols that unlocks inventory, monetizes room downtime and improves guest experience.

EAC travel

Regional Manager

EAC travel

























travel

Jan 2005 – Mar 2014 • 9 yrs 3 mos

Italian Exclusive Vacations

Vice President, Sales
Italian Exclusive Vacations
Sep 1999 – Oct 2004 • 5 yrs 2 mos

Bernard Herold & company

Financial Advisor
Bernard Herold & company
Jul 1997 – Jul 1999 • 2 yrs 1 mo
Greater New York City Area

Brokerage & Financial consulting

Education

Northeastern University

Northeastern University
Bachelor of Business Administration (B.B.A.), International Business
1994 – 1998
Activities and Societies: chess club, travel club, night club

Newton North High School

Newton North High School
1991 – 1993
Activities and Societies: Swim team

Skills & Endorsements

Hospitality Management · 28

Endorsed by **Cheryl Huse and 1 other who is highly skilled at this**

Endorsed by **5 of Yannis' colleagues at Hotels By Day**

Hospitality Industry · 19

Endorsed by **Cheryl Huse and 2 others who are highly skilled at this**

Endorsed by **5 of Yannis' colleagues at Hotels By Day**

Hotel Management · 18

Endorsed by **Joe Clement, who is highly skilled at this**

Endorsed by **4 of Yannis' colleagues at Hotels By Day**

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Recommendations

Received (0) Given (8)

Alvaro Insausti

Alvaro Insausti
Field Sales Representative at KIND
November 25, 2016, Yannis was senior to Alvaro but didn't manage directly

I enjoyed very much working with Alvaro. He is a phenomenal team member, always putting the company's interests first, with his hard working ethics and reliable support. Alvaro's hard work, good spirits and professional reliability was instrumental in our growth, and furthermore, his persona and character is a precious commodity in today's labor force. I am highly confident that Alvaro will have a successful professional life and encourage anyone considering Alvaro to join their team.

Vickie J. Lin

Vickie is very responsible with her tasks and would efficiently

 **Vickie J. Lin** Sales Development Representative at DemystData

October 3, 2016, Yannis managed Vickie J. directly

work on them, with diligent accomplishments. As her manager, I very felt that i could completely rely on her and the quality of her work. I recommend her to anyone considering her candidacy.

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